Exhibit 99.1

CorrecTek Selects Draganfly’s Vital Intelligence Technology to Enhance its Corrections Health Records Management Platform

Draganfly’s Vital Intelligence Technology will help improve inmate intake and management across the United States

Los Angeles, CA. November 30, 2022 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, is pleased to announce its Vital Intelligence Technology has been integrated with CorrecTek’s Corrections Management Platform.

CorrecTek, Inc. is a national leader in its sector with its innovative correctional management platform and correctional electronic health records management. CorrecTek’s platform is currently implemented in correctional facilities, county jails, prisons, and juvenile detention centers across the United States.

Draganfly’s Vital Intelligence Technology is designed to work both from Drones for public safety applications, and from other camera systems, to measure human vital signs in real-time. The Vital Intelligence Technology extracts data from camera feeds to measure human health parameters such as heart and respiratory rates, oxygen saturation, and body temperature. The data is transferred to an easy-to-read dashboard providing health insights within seconds.

The integration of Draganfly’s Vital Intelligence Technology into CorrecTek’s platform can provide a cost-saving solution that can improve operational insight, workflows, overall safety, and time management.

“CorrecTek is excited to have integrated with Draganfly leveraging this effective technology,” said Dan Jarrett, President of CorrecTek. “Our collective goal is to enhance patient care and reduce staff workload by providing seamless integration of information into the CorrecTek record for the benefit of the medical authority.”

“We are very excited to integrate our Vital Intelligence Technology into CorrecTek’s platform, which is used in over 200 correctional institutions and growing across the United States,” said Cameron Chell, President and CEO of Draganfly. “This critical platform can help improve current intake procedures and provide valuable insight, all while helping provide a safe environment for everyone.”

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize the way organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 22 years, Draganfly is an award-winning industry leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.
For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro, or https://www.boerse-frankfurt.de/aktie/draganfly-inc.

Media Contact
Arian Hopkins
email: media@draganfly.com

Company Contact
Email: info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as ”may”, “will”, “expect”, “intend”, ”estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to Draganfly’s Vital Intelligence platform improving operational insight, workflows, overall safety, and time-management. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.